UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                           BOSTON LIFE SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    100843408
           ---------------------------------------------------------
                                 (CUSIP Number)


                                November 13, 2003
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This Amendment No. 2 amends the statement on Schedule 13D, dated September 29 ,2003, as amended, relating to Boston Life Sciences, Inc. (the "Company") as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION

            The following is added after the last paragraph of Item 4:

            The Company, by letter dated October 14, 2003, from its counsel to I&S, ISVP and Messrs. Boucher and Gipson (the "Reporting Persons"), has asserted that the actions of the Reporting Persons described in this Schedule 13D may have triggered the Company's "poison pill" rights plan, although such letter stated that the Board of Directors of the Company had taken action to temporarily delay the distribution of the rights. The Reporting Persons strongly disagree that the rights plan has been triggered by them. On October 17, 2003, Messrs. Boucher and Gipson met with the outside directors of the Company to discuss their request that a special meeting of stockholders of the Company be called and that action be taken to clarify that the rights plan had not been triggered. The directors indicated that they would consider these requests. Subsequently, the Reporting Persons have made several inquiries to the Company regarding these matters, but have received no substantive response.

            As a result of the Company's actions, on November 13, 2003, the Reporting Persons filed a complaint in the Court of Chancery of the State of Delaware, a copy of which is filed as Exhibit 4 hereto. The complaint asserts, among other things, that the directors of the Company have breached their fiduciary duty by using the Company's "poison pill" rights plan to prevent the stockholders from voting for the removal of the directors. The complaint requests that the court declare that the rights plan has not been triggered and compel the directors to call a special meeting of stockholders of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            The following paragraph is added after the last paragraph of Item 7:

            The Index to Exhibits of Amendment No. 2 to Schedule 13D is incorporated herein by reference.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  November 13, 2003


INGALLS & SNYDER, LLC


By: /S/ THOMAS O. BOUCHER, JR.
    -------------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /S/ THOMAS O. BOUCHER, JR.
    -------------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/S/ THOMAS O. BOUCHER, JR.
-----------------------------------------
Thomas O. Boucher, Jr.


/S/ ROBERT L. GIPSON
Robert L. Gipson

                                INDEX TO EXHIBITS

            The following is filed as an Exhibit hereto:

            4. Complaint, dated November 13, 2003, filed by the Reporting Persons in the Delaware Court of Chancery.